Exhibit 12.1

CALCULATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND CONSOLIDATED RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollars in thousands)

	For Years Ended December 31,
	2015	2014	2013	2012
Earnings (loss):
Net Loss	$(45,087)	$(23,296)	$(15,819)	$(9,683)
add: Fixed charges (see below)	278	173	122	114

	$(44,809)	$(23,123)	$(15,697)	$(9,569)
Fixed charges:
Interest expense on portion of rent expense representative of interest	$278	$173	$122	$114

Total fixed charges	$278	$173	$122	$114
Consolidated ratios of earnings to fixed charges (1)	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges	$(45,087)	$(23,296)	$(15,819)	$(9,683)

Accretion of redeemable convertible preferred stock to redemption value	$—	$—	$(94)	$(34)

Consolidated ratios of earnings to combined fixed charges and preferred stock dividends (2)	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	$(45,087)	$(23,296)	$(15,913)	$(9,717)

(1)	We did not record earnings for the years ended December 31, 2015, 2014, 2013 and 2012. Accordingly, our earnings were insufficient to cover fixed charges for such periods, and we are unable to disclose a ratio of earnings to fixed charges for such periods.
(2)	We did not record earnings for the years ended December 31, 2015, 2014, 2013 and 2012. Accordingly, our earnings were insufficient to cover fixed charges and preferred stock dividends for such periods, and we are unable to disclose a ratio of earnings to combined fixed charges and preferred stock dividends for such periods.